UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SuperGen, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

868059 10 6

(CUSIP Number)

12/31/05

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP No. 868059 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Rubinfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,500*

	6.	Shared Voting Power 1,328,700**

	7.	Sole Dispositive Power 12,500*

	8.	Shared Dispositive Power 1,328,700**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,738,356***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Loretta Rubinfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 36,500****

	6.	Shared Voting Power 1,328,700**

	7.	Sole Dispositive Power 36,500****

	8.	Shared Dispositive Power 1,328,700**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,100*****

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer SuperGen, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4140 Dublin Boulevard, Suite 200, Dublin, CA 94568

Item 2.
	(a)	Name of Person Filing Joseph Rubinfeld and Loretta Rubinfeld, husband and wife
	(b)	Address of Principal Business Office or, if none, Residence 5304 Blackhawk Drive, Danville, CA 94506
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $.001 par value
	(e)	CUSIP Number 868059 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Joseph Rubinfeld: 2,738,356 shares*** Loretta Rubinfeld: 1,385,100 shares*****
(b)

Percent of class:

Joseph Rubinfeld: 5.2%, based on 51,710,912 outstanding shares of Common Stock of the Issuer as of December 31, 2005.

Loretta Rubinfeld: 2.7%, based on 51,710,912 outstanding shares of Common Stock of the Issuer as of December 31, 2005.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Joseph Rubinfeld: 12,500 shares* Loretta Rubinfeld: 36,500 shares****
		(ii)	Shared power to vote or to direct the vote Joseph Rubinfeld: 1,328,700 shares** Loretta Rubinfeld: 1,328,700 shares**
		(iii)	Sole power to dispose or to direct the disposition of Joseph Rubinfeld: 12,500 shares* Loretta Rubinfeld: 36,500 shares****
		(iv)	Shared power to dispose or to direct the disposition of Joseph Rubinfeld: 1,328,700 shares** Loretta Rubinfeld: 1,328,700 shares**

*	These 12,500 shares are held by Joseph Rubinfeld as custodian for minor grandchildren under the California Uniform Transfers to Minors Act.
**

1,328,700 shares owned jointly by reporting persons are registered to Joseph and Loretta Rubinfeld. 35,000 of these shares are held by Joseph and Loretta Rubinfeld as custodians for minor grandchildren under the California Uniform Transfers to Minors Act.

***	Includes 1,397,156 shares which may be acquired within 60 days of December 31, 2005 upon exercise of stock options by Joseph Rubinfeld.
****	35,000 shares are held by Loretta Rubinfeld and 1,500 shares are held by Loretta Rubinfeld as custodian for minor grandchildren under the California Uniform Transfers to Minors Act.
*****	Includes 19,900 shares which may be acquired within 60 days of December 31, 2005 upon exercise of stock options by Loretta Rubinfeld.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2006
Date

/s/ Joseph Rubinfeld
Signature

Joseph Rubinfeld
Name/Title

February 8, 2006
Date

/s/ Loretta Rubinfeld
Signature

Loretta Rubinfeld
Name/Title